Jill Davis

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.

20549-7010

RE :	Great Basin Gold Ltd.

Form 40-F for Fiscal Year Ended December 31, 2007

Filed April 1, 2008

File No. 001-31729

Dear Mrs. Davis

We acknowledge receipt of your letter dated July 29, 2008 re the review of the above mentioned filing and the comments from your office thereto.

Find herewith our Company’s response to the comments raised by your office. We aimed to provide as much information as we considered necessary to appropriately address the questions. Notwithstanding, should you or any other member of your staff require further information we shall attend to it on a priority basis.

Response to question 1

We will ensure that page numbers are included in future filings.

Response to question 2

We will ensure that all future filings include the reference to the definition of Rule 13a – 15(e) of the Exchange Act. We will amend future filings to read as follows :

“Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e), were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.”

Response to question 3

We will ensure that all future filings refer to the fact that no significant changes in internal controls over financial reporting had occurred during the period covered by the report that materially affected, or are reasonably likely to materially affect, our control over financial reporting, regardless of the significance of the change.

Response to question 4

We will ensure that the title as well as the period of the report is removed from the certifications in Exhibits 99.1 and 99.2 on future filings.

Response to question 5

Part 3 of the Companion Policy to Canadian National Instrument 51-102, Continuous Disclosure Obligations, (which governs our Canadian disclosure requirements) specifically states (par. 3.2) that “Section 4.1 of the Instrument requires a reporting issuer to file annual financial statements that include comparative information for the immediately preceding financial year and that are audited. The auditor’s report must cover both the recently completed financial year and the comparative period, except if the issuer changed its auditor during the periods presented in the financial statements and the new auditor has not audited the comparative period. In this situation, the auditor’s report would normally refer to the former auditor’s report on the comparative period and the former auditor’s report would not be re-filed. This is consistent with the Assurance and Related Services Guideline AuG-8 Auditor’s Report on Comparative Financial Statements, in the CICA Handbook. It is also the Company’s understanding that pursuant to the Multijurisdictional Disclosure System (MJDS), Canadian issuers are eligible to report under the Exchange Act by use of documents prepared largely in accordance with Canadian requirements. Furthermore, the Company and its securities counsel have reviewed the General Instructions to Form 40-F and determined there is no requirement to file auditors’ reports for periods other than those required under Canadian securities requirements. Accordingly, the auditors’ report of the form auditors has not been filed with our Form 40-F.

With respect to Staff’s comment regarding the audit of “inception to date” information contained in the notes to the financial statements, we advise that this information was subject to audit (by the former auditors). However, as this cumulative financial information was not presented on the face of the consolidated statement of operations (as a separate column), but rather as part of the notes to the audited consolidated financial statements, we have been advised by our auditors that specific reference to this financial information would not typically be referred to in the audit report. These footnotes are an integral part of the consolidated financial statements, and contain many cumulative from inception disclosures (continuity of accruals, accumulated cost and depreciation of PP&E), for which separate references are not provided in the audit report. For additional clarity in future filings, we propose to revise our US GAAP reconciliation to provide a subtotal of the inception to date information, and information of changes during the period to the inception to date information, similar to the manner in which such information is provided for items such as fixed assets.

Response to question 6

Taxation paid-

The provision for normal taxation is included in the accounts payable balance on the Balance sheet. This provision has not been taken into account in calculating the movement on accounts payable and to increase transparency this amount was separately disclosed on the face of the cash flow statement.

Dividends received-

This amount is included in the “Loss for the year”. Dividends are regarded as investment income and this amount was therefore deducted from “Operating activities” and included under “Investing activities”.

Cost on sale of asset-

This amount relates to costs incurred on the disposal of assets. To increase transparency in the disclosure the amount was disclosed as a separate cash flow item and not deducted from the “Proceeds on disposal of assets”.

We consider these amounts to be non material however we shall ensure that we amend this disclosure somewhat for future filings.

The Company acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Lou van Vuuren

Chief Financial Officer